

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mailstop 3233

August 17, 2017

Via E-Mail
Lloyd W. Howell, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Booz Allen Hamilton Holding Corporation
8283 Greensboro Drive
McLean, VA 22102

> **Re: Booz Allen Hamilton Holding Corporation**
> **Form 10-K for the fiscal year ended March 31, 2017**
> **Filed May 22, 2017**
> **File No. 1-34972**

Dear Mr. Howell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contract Backlog, page 49

1.   We note you are unable to predict with any certainty the portion of backlog that you expect to recognize as revenue. Please explain why you are unable to estimate the amount of funded backlog as of March 31, 2017 that is expected to be converted into sales in fiscal 2018. In addition, consider disclosing how backlog impacts current period earnings, including the amount of current period revenues derived from the backlog of prior periods, or tell us why you believe such disclosure is not beneficial to investors.

Note 2. Summary of Significant Accounting Policies, page F-8

Self-Funded Medical Plans, page F-12

2.   In future periodic filings, please disclose a roll forward of your self-funded insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Provide an example of your proposed disclosure. To the extent you do not believe this disclosure is material, tell us how you made that determination. Refer to ASC 944-40-50-3.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant
                                        Office of Real Estate and
                                          Commodities